Schedule 13D                                                        Page 1 of 16
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                              EVOLVE SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  30049 P 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            MARTHA A. CLARKE ADAMSON
                       SIERRA VENTURES MANAGEMENT COMPANY
                              3000 SAND HILL ROAD
                            BUILDING FOUR, SUITE 210
                              MENLO PARK, CA 94025
                                 (650) 854-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

Schedule 13D                                                        Page 2 of 16


     CUSIP No. 30049 P 104
--------------------------------------------------------------------------------

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only).

               Sierra Ventures VI, L.P., a California limited partnership
               ----------------------------------------------------------
               ("Sierra Ventures VI") 94-3259091
               ---------------------------------
--------------------------------------------------------------------------------
          2.   Check the Appropriate Box if a Member of a Group*
               (a)[ ]
                     -------------------------------------------------------
               (b)[X]
                     -------------------------------------------------------

--------------------------------------------------------------------------------

          3.   SEC Use Only
                           -------------------------------------------------
--------------------------------------------------------------------------------

          4.   Source of Funds*   N/A
                                --------------------------------------------
--------------------------------------------------------------------------------

          5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
               to Items 2(d) or 2(e)                                      [ ]
                                    --------------------------------------
--------------------------------------------------------------------------------

               6.   Citizenship or Place of Organization California
                                                         -----------------
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power                                0
Beneficially Owned                       ---------------------------------
                    ------------------------------------------------------------
by Each Reporting   8.  Shared Voting Power      6,779,955 (See (1) below)
                                           -------------------------------
                    ------------------------------------------------------------
Person With         9.  Sole Dispositive Power                           0
                                              ----------------------------
                    ------------------------------------------------------------
                    10. Shared Dispositive Power 6,779,955 (See (1) below)
                                                --------------------------
--------------------------------------------------------------------------------
                  6,779,955 (See (1) below)
                  --------------------------------------------------------
--------------------------------------------------------------------------------
          11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,779,955 (See (1) below)
               -----------------------------------------------------------
--------------------------------------------------------------------------------
          12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
               Shares*                                                    [ ]
                      ----------------------------------------------------
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)
               15.1% (See (4) below)
               -----------------------------------------------------------
--------------------------------------------------------------------------------
          14.  Type of Reporting Person*
               PN
               -----------------------------------------------------------
               -----------------------------------------------------------
--------------------------------------------------------------------------------
     *See Instructions Before Filling Out.

Schedule 13D                                                        Page 3 of 16


     CUSIP No. 30049 P 104
--------------------------------------------------------------------------------

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only).

               SV Associates VI, L.P., a California limited partnership ("SV
               -------------------------------------------------------------
               Associates VI") 94-3259090
               --------------------------
--------------------------------------------------------------------------------
          2.   Check the Appropriate Box if a Member of a Group*
               (a)[ ]
                     -------------------------------------------------------
               (b)[X]
                     -------------------------------------------------------

--------------------------------------------------------------------------------

          3.   SEC Use Only
                           -------------------------------------------------
--------------------------------------------------------------------------------

          4.   Source of Funds*   N/A
                                --------------------------------------------
--------------------------------------------------------------------------------

          5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
               to Items 2(d) or 2(e)                                      [ ]
                                    --------------------------------------
--------------------------------------------------------------------------------

               6.   Citizenship or Place of Organization California
                                                         -----------------
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power                                0
Beneficially Owned                       ---------------------------------
                    ------------------------------------------------------------
by Each Reporting   8.  Shared Voting Power      6,779,955 (See (1) below)
                                           -------------------------------
                    ------------------------------------------------------------
Person With         9.  Sole Dispositive Power                           0
                                              ----------------------------
                    ------------------------------------------------------------
                    10. Shared Dispositive Power 6,779,955 (See (1) below)
                                                --------------------------
--------------------------------------------------------------------------------
          11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,779,955 (See (1) below)
               -----------------------------------------------------------
--------------------------------------------------------------------------------
          12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
               Shares*                                                 [ ]
                      ----------------------------------------------------
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)
               15.1% (See (4) below)
               -----------------------------------------------------------
--------------------------------------------------------------------------------
          14.  Type of Reporting Person*
               PN
               -----------------------------------------------------------
               -----------------------------------------------------------
--------------------------------------------------------------------------------
     *See Instructions Before Filling Out.

Schedule 13D                                                        Page 4 of 16


     CUSIP No. 30049 P 104
--------------------------------------------------------------------------------

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only).

               Sierra Ventures VII, L.P., a California limited partnership
               -------------------------------------------------------------
               ("Sierra Ventures VII") 94-3315644
               -------------------------------------------
--------------------------------------------------------------------------------
          2.   Check the Appropriate Box if a Member of a Group*
               (a)[ ]
                     -------------------------------------------------------
               (b)[X]
                     -------------------------------------------------------

--------------------------------------------------------------------------------

          3.   SEC Use Only
                           -------------------------------------------------
--------------------------------------------------------------------------------

          4.   Source of Funds*   WC
                                --------------------------------------------
--------------------------------------------------------------------------------

          5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
               to Items 2(d) or 2(e)                                      [ ]
                                    --------------------------------------
--------------------------------------------------------------------------------

               6.   Citizenship or Place of Organization California
                                                         -----------------
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power                                0
Beneficially Owned                       ---------------------------------
                    ------------------------------------------------------------
by Each Reporting   8.  Shared Voting Power     16,179,670 (See (2) below)
                                           -------------------------------
                    ------------------------------------------------------------
Person With         9.  Sole Dispositive Power                           0
                                              ----------------------------
                    ------------------------------------------------------------
                    10. Shared Dispositive Power 17,777,526 (See (3) below)
                                                ---------------------------
--------------------------------------------------------------------------------
          11. Aggregate Amount Beneficially Owned by Each Reporting Person 17,777,526 (See (3) below)
               -----------------------------------------------------------
--------------------------------------------------------------------------------
          12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
               Shares*                                                 [ ]
                      ----------------------------------------------------
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)
               39.7% (See (4) below)
               -----------------------------------------------------------
--------------------------------------------------------------------------------
          14.  Type of Reporting Person*
               PN
               -----------------------------------------------------------
               -----------------------------------------------------------
--------------------------------------------------------------------------------
     *See Instructions Before Filling Out.

Schedule 13D                                                        Page 5 of 16


     CUSIP No. 30049 P 104
--------------------------------------------------------------------------------

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only).

               Sierra Ventures Associates VII, LLC, a California limited
               ----------------------------------------------------------
               liability company ("SV Associates VII") 94-3315643
               --------------------------------------------------
--------------------------------------------------------------------------------
          2.   Check the Appropriate Box if a Member of a Group*
               (a)[ ]
                     -------------------------------------------------------
               (b)[X]
                     -------------------------------------------------------

--------------------------------------------------------------------------------

          3.   SEC Use Only
                           -------------------------------------------------
--------------------------------------------------------------------------------

          4.   Source of Funds*  WC
                                --------------------------------------------
--------------------------------------------------------------------------------

          5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
               to Items 2(d) or 2(e)                                      [ ]
                                    --------------------------------------
--------------------------------------------------------------------------------

               6.   Citizenship or Place of Organization California
                                                         -----------------
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power                                0
Beneficially Owned                       ---------------------------------
                    ------------------------------------------------------------
by Each Reporting   8.  Shared Voting Power     16,179,670 (See (2) below)
                                           -------------------------------
                    ------------------------------------------------------------
Person With         9.  Sole Dispositive Power                           0
                                              ----------------------------
                    ------------------------------------------------------------
                    10. Shared Dispositive Power 17,777,526 (See (3) below)
                                                ---------------------------
--------------------------------------------------------------------------------
          11. Aggregate Amount Beneficially Owned by Each Reporting Person 17,777,526 (See (3) below)
               -----------------------------------------------------------
--------------------------------------------------------------------------------
          12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
               Shares*                                                 [ ]
                      ----------------------------------------------------
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)
               39.7% (See (4) below)
               -----------------------------------------------------------
--------------------------------------------------------------------------------
          14.  Type of Reporting Person*
               OO
               -----------------------------------------------------------
               -----------------------------------------------------------
--------------------------------------------------------------------------------
     *See Instructions Before Filling Out.

Schedule 13D                                                        Page 6 of 16


(1) Represents 6,163,594 shares of Common Stock of Evolve Software, Inc. (the "Company") held by the Sierra Ventures VI and 616,361 shares of Common Stock of the Company ("Common Stock") held by SV Associates VI.

(2) Includes all of the shares described in footnote (3) below, but, for purposes of calculating the voting power, in accordance with the terms of the certificate of incorportion of the Company, the conversion of any shares of Series A Preferred Stock of the Company into Common Stock is calculated as if such shares of Series A Preferred Stock of the Company were converted to Common Stock on the date such shares were first issued.

(3) Represents 821,448 shares of Common Stock held by Sierra Ventures VII and 81,907 shares of Common Stock held by SV Associates VII. Also includes 15,344,221 shares of Common Stock and 1,529,950 shares of Common Stock which may be acquired within 60 days by Sierra Ventures VII and SV Associates VII, respectively, upon (i) the conversion of shares of Series B Preferred Stock of the Company ("Series B Preferred Stock") held by Sierra Ventures VII and SV Associates VII, (ii) the conversion of shares of Series A Preferred Stock of the Company ("Series A Preferred Stock") held by Sierra Ventures VII and SV Associates VII, (iii) the conversion of additional shares of Series A Preferred Stock of the Company issuable pursuant to warrants issued to Sierra Ventures VII and SV Associates VII to purchase up to 45,467 shares of Series A Preferred Stock and 4,533 shares of Series A Preferred Stock, respectively (the "Remaining Series A Warrants"), (iv) the exercise of Common Stock Warrants (as defined and further described under Items 3 and 4 below), and (v) the exercise of further warrants issuable upon exercise of the Remaining Series A Warrant.

(4) Based upon 44,836,414 shares of Common Stock outstanding as of May 13, 2002 as disclosed in Evolve Software, Inc.'s quarterly report on Form 10-Q for the quarter ended March 31, 2002, plus shares issuable within 60 days to the Reporting Persons (as defined below) upon the exercise of warrants.

Schedule 13D                                                        Page 7 of 16


     This Amendment No. 2 ("Amendment No. 2") to that certain statement on
Schedule 13D of Sierra Ventures VI, SV Associates VI, Sierra Ventures VII and SV Associates VII (collectively, the "Reporting Persons") filed October 3, 2001 (the "Original Statement") and amended on October 19, 2001 (the "Amended Statement" and together with the Original Statement, the "Statement") hereby amends and restates the Statement as provided herein. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Statement. This Amendment No. 2 is being filed to reflect the purchase of an aggregate of: (i) 181,866 shares of Series B Preferred Stock by Sierra Ventures VII on August 20, 2002; (ii) 18,134 shares of Series B Preferred Stock by SV Associates VII on August 20, 2002; (iii) 45,467 shares of Series A Preferred Stock upon the exercise of a warrant on March 29, 2002 by Sierra Ventures VII;
(iv) 4,533 shares of Series A Preferred Stock upon the exercise of a warrant on March 29, 2002 by SV Associates VII; (vii) the issuance of an additional warrant to purchase up to 227,335 shares of Common Stock on March 29, 2002; and (viii) the issuance of an additional warrant to purchase up to 22,665 shares of Common Stock on March 29, 2002. The Statement is hereby amended and restated in its entirety as follows:

     ITEM 1.     SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Evolve Software, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1400 65th Street, Suite 100, Emeryville, California 94608.

     ITEM 2.     IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed on behalf of the Reporting Persons. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
          Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a "group" exists. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") was previously filed as Exhibit 1 to the Statement. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

          SV Associates VI and SV Associates VII are the general partners of Sierra Ventures VI and Sierra Ventures VII, respectively. Management of the business affairs of SV Associates VI and SV Associates VII, including decisions respecting disposition and/or voting of the shares of Common Stock and the exercise of rights to acquire Common Stock, is by majority decision of the general partners of each of SV Associates VI and SV Associates VII, respectively, as listed on Schedule I hereto. Each individual general partner disclaims beneficial ownership of the shares of Common Stock and rights to acquire such shares, except to the extent of their pecuniary interest therein.

     (b) The address of principal business of each Reporting Person is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025.

     (c) The principal business of each of the Reporting Entities is that of making venture capital and similar investments.

Schedule 13D                                                        Page 8 of 16


     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraphs (a) and (e) above is a United States citizen.

     ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the Series A Preferred Stock Purchase Agreement (the "Purchase Agreement") previously filed as Exhibit 2 to the Statement, dated as of September 23, 2001, by and between the Company, Sierra Ventures VII, SV Associates VII and certain other investors named in the Schedule of Purchasers to the Purchase Agreement, (1) Sierra Ventures VII and SV Associates VII purchased 90,933 and 9,067 shares, respectively, of the Company's Series A Preferred Stock (the "Series A Preferred Stock") at a price of $10 per share, with the purchase price having been paid in cash at the closing of the sale of such shares on October 9, 2001 (the "Closing"); (2) upon the Closing, the Company issued to Sierra Ventures VII and SV Associates VII warrants to purchase up to an aggregate of 90,933 and 9,067 additional shares, respectively, of Series A Preferred Stock at a price of $10 per share in cash, which warrants are exercisable for up to one year after the Closing under certain circumstances, in the forms previously filed as Exhibit 3 to the Statement ("Preferred Stock Warrants"); (3) upon the Closing, the Company issued to Sierra Ventures VII and SV Associates VII warrants to purchase up to 454,665 and 45,335 shares, respectively, of Common Stock at a price of $1.00 per share in the form previously filed as Exhibit 4 to the Statement ("Common Stock Warrants") and (4) the Company agreed to grant to Sierra Ventures VII and SV Associates VII additional Common Stock Warrants to purchase that number of shares of Common Stock equal to 25% of the number of shares of Common Stock into which the shares of Series A Preferred Stock issued upon exercise of the Preferred Stock Warrants are convertible at the time such Preferred Stock Warrants are exercised. Each share of Series A Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.50, or at an initial conversion rate of 20 shares of Common Stock for each share of Series A Preferred Stock, subject to certain adjustments as set forth in the Certificate of Designation of Series A Preferred Stock of the Company previously filed as Exhibit 5 to the Statement (the "Certificate of Designation").

     On March 29, 2002, Sierra Ventures VII and SV Associates VII exercised warrants to purchase up to 45,467 and 4,533 shares of Series A Preferred Stock, respectively. Upon exercise of such warrants, the Company issued to Sierra Ventures VII and SV Associates VII, warrants to purchase up to 227,335 and 22,665 shares of Common Stock, respectively.

     The total funds used to purchase the Series A Preferred Stock at the Closing pursuant to the Purchase Agreement were $909,330 in the case of Sierra Ventures VII and $90,670 in the case of SV Associates VII and pursuant to the exercise of warrants to Purchase Series A Preferred Stock on March

Schedule 13D                                                        Page 9 of 16


29, 2002 were 454,670 in the case of Sierra Ventures VII and $45,330 in the case of SV Associates VII, and were furnished from the working capital of Sierra Ventures VII and SV Associates VII, respectively. If Sierra Ventures VII and SV Associates VII elect to exercise the Remaining Series A Warrants in full, the total amount of funds that will be required to purchase the additional shares of Series A Preferred Stock issuable upon such exercise will be $454,670 in the case of Sierra Ventures VII and $45,330 in the case of SV Associates VII, and will be furnished from the working capital of Sierra Ventures VII and SV Associates VII, respectively. If Sierra Ventures VII and SV Associates VII elect to exercise the Common Stock Warrants in full for cash, the total amount of funds that will be required to purchase the Common Stock pursuant to such warrants will be $682,000 in the case of Sierra Ventures VII and $68,000 in the case of Sierra Associates VII (or $909,335 and $90,665, respectively, if the Remaining Series A Warrants are exercised in full), which will be provided from the working capital of Sierra Ventures VII and SV Associates VII, respectively. However, the Common Stock Warrants provide Sierra Ventures VII and SV Associates VII the option to convert such warrants on a cashless basis by electing to have the Company withhold a number of shares otherwise issuable upon exercise of the Warrants that is equal in value at the time of conversion to the aggregate exercise price of the shares actually issued upon such conversion. Sierra Ventures VII and SV Associates VII have not made any determination as to whether they will exercise the Common Stock Warrants, if at all, either for cash or on a cashless basis.

     Pursuant to the Series B Preferred Stock Purchase Agreement (the "Series B Purchase Agreement") attached hereto as Exhibit 9, dated as of August 20, 2002, by and among the Company, Sierra Ventures VII, SV Associates VII and certain other investors listed on the signature pages thereto, Sierra Ventures VII and SV Associates VII purchased 181,866 and 18,134 shares, respectively, of the Company's Series B Preferred Stock at a price of $10 per share, with the purchase price having been paid in cash at the closing of the sale of such shares (the "Series B Closing"). Each share of Series B Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.19, or at an initial conversion rate of approximately 53 shares of Common Stock for each share of Series B Preferred Stock, subject to certain adjustments as set forth in the Certificate of Designation of Series B Preferred Stock of the Company and the amendments thereto attached hereto as Exhibits 10, 11 and 12, respectively (the "Series B Certificate of Designation").

     The total funds used to purchase the Series B Preferred Stock at the Series B Closing pursuant to the Series B Purchase Agreement were $1,818,660 in the case of Sierra Ventures VII and $181,340 in the case of SV Associates VII, and were furnished from the working capital of Sierra Ventures VII and SV Associates VII, respectively.

     Except as otherwise expressly stated, all shares are reported on a common stock equivalent basis, assuming that all warrants issued or issuable pursuant to the Purchase Agreement are exercised in full for cash.

     ITEM 4.          PURPOSE OF TRANSACTION

     The Reporting Persons purchased the shares of Common Stock currently held by them, and Sierra Ventures VII and SV Associates VII purchased the Series A Preferred Stock and Series B Preferred Stock held by them and may purchase additional shares of Series A Preferred Stock and Common Stock upon exercise of the Remaining Series A Warrants and Common Stock Warrants, in order to obtain an equity position in the Company for investment purposes.

     Jeffrey M. Drazan, a general partner of SV Associates VI (the general partner of Sierra Ventures VI) and a managing member of SV Associates VII (the general partner of Sierra Ventures VII), currently

Schedule 13D                                                       Page 10 of 16


serves as a director of the Company. As a result, Mr. Drazan may be deemed to be a "control" person of the Company.

     The Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions, or otherwise, depending on existing market conditions and other considerations discussed below. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Company.

     SERIES A PURCHASE AGREEMENT. On September 23, 2001, Sierra Ventures VII and SV Associates VII entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell, and Sierra Ventures VII and SV Associates VII agreed to purchase, shares of Series A Preferred Stock at the Closing and the Company agreed to issue to Sierra Ventures VII and SV Associates VII the Preferred Stock Warrants and Common Stock Warrants, all as set forth in Item 3 above. The Series A Preferred Stock and Common Stock Warrants contain adjustment provisions pursuant to which, in certain circumstances, Sierra Ventures VII and SV Associates VII may be entitled to acquire additional shares of the Company's Common Stock. In addition, the liquidation preference applicable to the Series A Preferred Stock increases at the rate of 8.00% per year, compounded quarterly, from the date of issue, and as the number of shares of Common Stock issuable upon conversion is tied to the liquidation preference, the number of shares issuable upon conversion of the Series A Preferred Stock will also increase at a minimum of 8.00% per year, compounded quarterly. Descriptions of the rights, preferences and privileges of the Series A Preferred Stock contained herein are qualified in their entirety by reference to the form of Certificate of Designation previously filed as Exhibit 5 to the Statement.

     CONVERSION OF SERIES A PREFERRED STOCK. Pursuant to the Certificate of Designation, the Company may cause all of the shares of Series A Preferred Stock to be automatically converted into Common Stock at any time after the fifth anniversary of the date of initial issuance of such shares, provided that the Company may only cause such automatic conversion if the closing price per share of Common Stock for thirty (30) consecutive trading days ending within ten (10) days of the date on which notice of such automatic conversion is given to the holders of the Series A Preferred Stock shall have been at least $5.00, as adjusted for any stock splits, stock dividends and similar events. All shares of Series A Preferred Stock will also automatically convert into Common Stock at the election of the holders of a majority of the outstanding shares of Series A Preferred Stock. The Series A Preferred Stock may also be converted at any time at the election of each holder.

     VOTING. As set forth in the Certificate of Designation, holders of Series A Preferred Stock are entitled to vote such stock on an as converted basis (without giving effect to certain adjustments in the conversion price or the liquidation preference subsequent to the Closing), together with the holders of Common Stock as a single class with respect to all matters, except under specified circumstances described below under "Board Representation" with respect to the election of directors and under "Change of Control" with respect to certain Change of Control Transactions (as defined in the Certificate of Designation). In addition, the Company will not, without the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock,
(i) amend or repeal the provisions of the Certificate of Designation; (ii) authorize or issue any shares of a class or series senior to the Series A Preferred Stock

Schedule 13D                                                       Page 11 of 16


or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock senior to the Series A Preferred Stock; (iii) issue any bonds, debentures or notes or incur similar debt obligations, other than trade debt in the ordinary course of business; (iv) pay any dividend on any shares of stock junior to the Series A Preferred Stock or repurchase or redeem any such shares of stock junior to the Series A Preferred Stock, except for repurchases of unvested shares of stock at cost from employees, directors, consultants and other service providers; (v) repurchase any outstanding shares of stock, except for repurchase of shares held by employees pursuant to repurchase agreements approved by the board of directors and redemption of shares of Series A Preferred Stock; (vi) amend the bylaws to increase the authorized number of directors of the Company to more than eight; or (vii) authorize or issue any shares of any class or series of stock on parity with the Series A Preferred Stock or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock on parity with the Series A Preferred Stock provided that such restriction shall no longer be applicable if Preferred Stock Warrants are not exercised to purchase 500,000 or more shares of Series A Preferred Stock prior to the six-month anniversary of the date of first issuance of Series A Preferred Stock.

     BOARD REPRESENTATION. The terms of the Series A Preferred Stock, as set forth in the Certificate of Designation, provide for holders of the Series A Preferred Stock to elect three members to the Board, voting separately as a class. Except as described in the next sentence, this provision remains in effect for so long as at least 75% of the shares of Series A Preferred Stock issued by the Company remain outstanding. If less than 75% but at least 50% of the shares of Series A Preferred Stock issued by the Company remain outstanding, or if Warburg Pincus Private Equity VIII, L.P. ("Warburg") does not exercise Preferred Stock Warrants to purchase at least 500,000 shares of Series A Preferred Stock prior to expiration of such warrants, the number of directors to be elected by holders of Series A Preferred Stock voting separately shall be reduced to two. If less than 50% but at least 25% of the shares of Series A Preferred Stock issued by the Company remain outstanding, the number of directors to be elected by holders of the Series A Preferred Stock voting separately shall be reduced to one. If less than 25% of the shares of Series A Preferred Stock issued by the Company remain outstanding, the holders of Series A Preferred Stock will no longer have the right to elect any members of the board of directors voting separately. All other directors will be elected by the holders of the Common Stock and the Series A Preferred Stock voting as a single class. The initial designees of the holders of Series A Preferred Stock, Gayle Crowell, Cary Davis and Nancy Martin, were appointed to the Board effective as of the Closing. To the knowledge of the Reporting Persons, Mr. Davis and Ms. Martin are Members and Managing Directors of Warburg, Pincus LLC and are Partners of Warburg, Pincus & Co., and Ms. Crowell is a full-time adviser of Warburg, Pincus LLC.

     CHANGE OF CONTROL. Under the Certificate of Designation, the Company may not consummate any Change of Control Transaction, as defined the Certificate of Designation, without the affirmative vote of holders of a majority of the outstanding shares of Series A Preferred Stock, unless such transaction would result in aggregate consideration paid in respect of such Series A Preferred Stock equal to the original purchase price thereof, plus an internal rate of return equal to at least 50%. In addition, in the event of any Change of Control Transaction, holders of Common Stock Warrants will have the right to deliver such warrants to the Company in exchange for payments equal to the Black-Scholes value of such warrants at the time of such transaction, payable in cash or, subject to certain conditions, Common Stock of the Company.

     PREEMPTIVE RIGHTS. Subject to certain exceptions, the Company will grant to the purchasers of Series A Preferred Stock rights to maintain their percentage ownership in the Company in the event of

Schedule 13D                                                       Page 12 of 16


future equity issuances by the Company. A copy of the Preemptive Rights Agreement providing for such rights was previously filed as Exhibit 6 to the Statement.

     REGISTRATION OF SHARES OF COMMON STOCK FOR RESALE. Pursuant to the terms of the Purchase Agreement and the agreements related thereto, subject to certain conditions the Company has agreed to prepare and file with the SEC, upon request of holders of Series A Preferred Stock after June 1, 2002, registration statements to enable the resale of the shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock (including Series A Preferred Stock issuable upon exercise of the Preferred Stock Warrants) and upon exercise or conversion of the Common Stock Warrants.

     The foregoing summary of the Purchase Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, the Preferred Stock Warrants, the Common Stock Warrants, the Certificate of Designation and the Preemptive Rights Agreement, copies of which were filed as Exhibits 2-6 and are incorporated herein by reference.

     SERIES B PURCHASE AGREEMENT. On August 20, 2002, Sierra Ventures VII and SV Associates VII entered into the Series B Purchase Agreement pursuant to which the Company agreed to issue and sell, and Sierra Ventures VII and SV Associates VII agreed to purchase, shares of Series B Preferred Stock at the Series B Closing, as set forth in Item 3 above. In addition, the liquidation preference applicable to the Series B Preferred Stock increases at the rate of 8.00% per year, compounded quarterly, from the date of issue, and as the number of shares of Common Stock issuable upon conversion is tied to the liquidation preference, the number of shares issuable upon conversion of the Series B Preferred Stock will also increase at a minimum of 8.00% per year, compounded quarterly. Descriptions of the rights, preferences and privileges of the Series B Preferred Stock contained herein are qualified in their entirety by reference to the Series B Certificate of Designation, including the amendments thereto, attached as Exhibits 10, 11, and 12 hereto.

     CONVERSION OF SERIES B PREFERRED STOCK. Pursuant to the Series B Certificate of Designation, the Company may cause all of the shares of Series B Preferred Stock to be automatically converted into Common Stock at any time after the fifth anniversary of the date of initial issuance of such shares, provided that the Company may only cause such automatic conversion if the closing price per share of Common Stock for thirty (30) consecutive trading days ending within ten (10) days of the date on which notice of such automatic conversion is given to the holders of the Series B Preferred Stock shall have been at least $5.00, as adjusted for any stock splits, stock dividends and similar events. All shares of Series B Preferred Stock will also automatically convert into Common Stock at the election of the holders of a majority of the outstanding shares of Series B Preferred Stock. The Series B Preferred Stock may also be converted at any time at the election of each holder.

     VOTING. As set forth in the Series B Certificate of Designation, holders of Series B Preferred Stock are entitled to vote such stock on an as converted basis (without giving effect to certain adjustments in the conversion price or liquidation preference subsequent to the date of the first issuance of shares of Series B Preferred Stock), together with the holders of Common Stock as a single class with respect to all matters, except under specified circumstances described below under "Board Representation" with respect to the election of directors and under "Change of Control" with respect to certain Change of Control Transactions (as defined in the Series B Certificate of Designation). In addition, the Company will not, without the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class, on an as-converted to Common Stock basis, (i) amend or repeal the provisions of the Series B Certificate of Designation; (ii) authorize or

Schedule 13D                                                       Page 13 of 16


issue any shares of a class or series senior to the Series B Preferred Stock or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock senior to the Series B Preferred Stock; (iii) issue any bonds, debentures or notes or incur similar debt obligations, other than trade debt in the ordinary course of business; (iv) pay any dividend on any shares of stock junior to the Series B Preferred Stock or repurchase or redeem any such shares of stock junior to the Series A Preferred Stock, except for repurchases of unvested shares of stock at cost from employees, directors, consultants and other service providers; (v) repurchase any outstanding shares of capital stock of the Company, except for repurchase of shares held by employees pursuant to repurchase agreements approved by the board of directors and redemption of shares of Series B Preferred Stock; (vi) amend the bylaws of the Company to increase the authorized number of directors of the Company to more than eight; or (vii) authorize or issue any shares of any class or series of stock on parity with the Series B Preferred Stock or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock on parity with the Series B Preferred Stock.

     BOARD REPRESENTATION. Subject to applicable laws or regulations or the rules of the Nasdaq Stock Market, the holders of Series B Preferred Stock shall be entitled to elect such number of additional directors which, in addition to the three directors that the holders of Series A Preferred Stock are entitled to elect, is in as close a proportion as possible to the proportion that the number of shares of Common Stock issuable upon the conversion of such shares of Series A Preferred Stock and Series B Preferred Stock is to the total outstanding shares of Common Stock (treating all shares of Series A Preferred Stock and Series B Preferred Stock on an as-converted to Common Stock basis).

     CHANGE OF CONTROL. Under the Series B Certificate of Designation, the Company may not consummate any Change of Control Transaction, as defined the Series B Certificate of Designation, without the affirmative vote of holders of a majority of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class, on an as-converted to Common Stock basis, unless such transaction would result in aggregate consideration paid in respect of such Series B Preferred Stock equal to the original purchase price thereof, plus an internal rate of return equal to at least 50%.

     PREEMPTIVE RIGHTS. Subject to certain exceptions, the Company will grant to the purchasers of Series B Preferred Stock rights to maintain their percentage ownership in the Company in the event of future equity issuances by the Company. A copy of the form of Series B Preemptive Rights Agreement providing for such rights is attached as Exhibit 13 hereto.

     REGISTRATION OF SHARES OF COMMON STOCK FOR RESALE. Pursuant to the terms of the Series B Purchase Agreement and the agreements related thereto, subject to certain conditions the Company has agreed to prepare and file with the SEC, upon request of holders of Series B Preferred Stock after June 1, 2002, registration statements to enable the resale of the shares of Common Stock issued or issuable upon conversion of the Series B Preferred Stock.

     The foregoing summary of the Series B Purchase Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Series B Purchase Agreement, the Series B Certificate of Designation and the Series B Preemptive Rights Agreement, copies of which are set forth as Exhibits 9-13 and are incorporated herein by reference.

     Except as set forth in this Item 4 or Item 6, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Schedule 13D                                                       Page 14 of 16


     ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) For each of the Reporting Persons, the aggregate number of shares of Common Stock beneficially owned and the percentage of Common Stock beneficially owned based upon 44,836,414 shares of Common Stock outstanding as of May 13, 2002, as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2002, is as follows:

     Name                             Shares Beneficially Owned  Percentage
     ----                             -------------------------  ----------
     Sierra Ventures VI, L.P.                              6,779,955        15.1%

     SV Associates VI, L.P.                                6,779,955        15.1%

     Sierra Ventures VII, L.P.                            17,777,526        39.7%

     Sierra Ventures Associates VII, LLC                  17,777,526        39.7%

     (b) The number of shares of Common Stock of the Company as to which each of the Reporting Persons has sole or shared power to vote are as set forth in rows 7-8 of the cover pages hereof, including the footnotes thereto.

     (c) Other than as set forth in Item 4 hereof, no transactions in the Common Stock were effected during the last 60 days by the Reporting Persons or any of the persons set forth on Schedule I hereto.

     (d) Except as set forth in this Item 5 and in Item 2(a) hereof, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement previously filed as Exhibit 1 to the Statement, with respect to the joint filing of this statement and any amendment or amendments hereto.

     As an inducement to Warburg to enter into the Purchase Agreement, on September 23, 2001 the Reporting Persons and certain other stockholders of the Company (together with the Reporting Persons, the "Stockholders"), entered into a voting agreement (the "Voting Agreement") with Warburg in the form previously filed as Exhibit 7 to the Statement. Pursuant to the Voting Agreement, each of the stockholders agreed to vote (or cause to be voted) all of the shares of the Company's stock owned or acquired by them at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, (i) in favor of the approval of the transactions contemplated by the Purchase Agreement including the issuance of capital stock of the Company pursuant thereto, (ii) in favor, to the extent it is necessary, of an increase in the number of authorized, but unissued, shares of Company Common Stock, in an amount determined by the Company's Board of Directors, (iii) in favor, if proposed

Schedule 13D                                                       Page 15 of 16

by the Company's Board of Directors, of a reverse stock split of the Company's Common Stock, and (iv) in favor of any other matter directly relating to and in furtherance of consummation of the transactions contemplated by the Purchase Agreement. This summary of the Voting Agreement is qualified in its entirety by reference to the form of Voting Agreement previously filed as Exhibit 7 to the Statement.

     The Purchase Agreement and the Series B Purchase Agreement and the agreements contemplated thereby are described in Item 3, Item 4 and Item 5 above.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between the Reporting Persons and any other person with respect to any securities of the Company.

     ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1. Joint Filing Agreement dated October 2, 2001 among the Reporting Persons.*

     Exhibit 2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and among the Company, the Reporting Persons and certain other persons.*

     Exhibit 3. Form of Form A Subscription Warrant and Form of Form B Subscription Warrant.*

     Exhibit 4.     Form of Warrant to Purchase Shares of Common Stock.*

     Exhibit 5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc. *

     Exhibit 6. Form of Preemptive Rights Agreement between the Company, the Reporting Persons and certain other persons.*

     Exhibit 7.     Form of Voting Agreement among Warburg and the Reporting
                    Persons.*

     Exhibit 8.     Power of Attorney*

     Exhibit 9. Series B Preferred Stock Purchase Agreement, dated as of August 20, 2002, by and among the Company, the Reporting Persons and certain other persons.

     Exhibit 10. Certificate of Designation of Series B Preferred Stock of the Company filed with the Secretary of State of the State of Delaware on August 20, 2002.

     Exhibit 11. Certificate of Amendment to Certificate of Designation of Series B Preferred Stock of the Company filed with the Secretary of State of the State of Delaware on August 20, 2002.

     Exhibit 12. Certificate of Amendment to Certificate of Designation of Series B Preferred Stock of the Company filed with the Secretary of State of the State of Delaware on August 23, 2002.

     Exhibit 13. Form of Series B Preemptive Rights Agreement between the Company, the Reporting Persons and certain other persons.

Schedule 13D                                                       Page 16 of 16


_____________________________
(*) Previously filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

     Dated:  August 29, 2002     SIERRA VENTURES VI, L.P.

                                 By:  SV Associates VI, L.P.
                                      Its General Partner

                                      By:/s/ Martha A. Clarke Adamson
                                         ----------------------------
                                         Name: Martha A. Clarke Adamson
                                         Title: Attorney in Fact for the General
                                                Partner


     Dated:  August 29, 2002     SIERRA VENTURES ASSOCIATES VI, L.P.


                                      By:/s/ Martha A. Clarke Adamson
                                         ----------------------------
                                         Name: Martha A. Clarke Adamson
                                         Title: Attorney in Fact


     Dated:  August 29, 2002     SIERRA VENTURES VII, L.P.

                                 By:  Sierra Ventures Associates VII, LLC
                                      Its General Partner

                                      By:/s/ Martha A. Clarke Adamson
                                         ----------------------------
                                         Name: Martha A. Clarke Adamson
                                         Title: Attorney in Fact for the General
                                                Partner


     Dated:  August 29, 2002     SIERRA VENTURES ASSOCIATES VII, LLC


                                 By:/s/ Martha A. Clarke Adamson
                                    ----------------------------
                                         Name: Martha A. Clarke Adamson
                                         Title: Attorney in Fact

                                   SCHEDULE I

GENERAL PARTNERS OF SV ASSOCIATES VI, L.P. AND MANAGERS OF SIERRA VENTURES ASSOCIATES VII, LLC

     Set forth below, with respect to each general partners of SV Associates VI, L.P., and managing members of Sierra Ventures Associates VII, LLC are the following: (a) name; (b) business address and (c) citizenship.

     1.     (a)     Peter C. Wendell

            (b)     c/o Sierra Ventures
                    3000 Sand Hill Road
                    Building Four, Suite 210
                    Menlo Park, CA 94025

            (c)     United States Citizen

     2.     (a)     Jeffrey M. Drazan

            (b)     c/o Sierra Ventures
                    3000 Sand Hill Road
                    Building Four, Suite 210
                    Menlo Park, CA 94025

            (c)     United States Citizen

     3.     (a)     David C. Schwab

            (b)     c/o Sierra Ventures
                    3000 Sand Hill Road
                    Building Four, Suite 210
                    Menlo Park, CA 94025

            (c)     United States Citizen

     4.     (a)     Steven P. Williams (Managing Member of Sierra Ventures
                    Associates VII, LLC only)

            (b)     c/o Sierra Ventures
                    3000 Sand Hill Road
                    Building Four, Suite 210
                    Menlo Park, CA 94025

            (c)     United States Citizen